Exhibit 99.1

Cian PLC Announces Second Quarter and Six Months 2022 Financial Results

Larnaca, Cyprus, August 17, 2022 – Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian”, the “Group” or the “Company”), a leading online real estate classifieds platform in Russia, today announced its financial results for the second quarter and six months ended June 30, 2022.

Second Quarter 2022 Key Financial and Operational Highlights1

•	Revenue increased by 31% Y-o-Y to RUB 1,905 million ($37.2 million).
•	Loss for the period amounted to RUB 433 million ($8.5 million) due to foreign currency exchange loss described in the corresponding section below.
•	Adjusted EBITDA[2] increased by 303% Y-o-Y and reached RUB 480 million ($9.4 million).
•	Adjusted EBITDA Margin[2] increased by 17 ppt Y-o-Y to 25.2%.
•	Average UMV (Unique Monthly Visitors)[3] decreased by 13% Y-o-Y to 17.3 million.
•	Core Business revenue increased by 30% Y-o-Y to RUB 1,781 million ($34.8 million).
•	Core Business Adjusted EBITDA[4] increased by 106% Y-o-Y to RUB 645 million ($12.6 million).
•	Core Business Adjusted EBITDA Margin[2,5] improved by 13 ppt Y-o-Y and reached 36.2%.

Six Months 2022 Key Financial and Operational Highlights1

•	Revenue increased by 34% Y-o-Y to RUB 3,631 million ($71.0 million).
•	Loss for the period amounted to RUB 389 million ($7.6 million).
•	Adjusted EBITDA[2] increased by 951% Y-o-Y and reached RUB 536 million ($10.5 million).
•	Adjusted EBITDA Margin[2] increased by 13 ppt and amounted to 14.8%.
•	Average UMV (Unique Monthly Visitors)[3] decreased by 11% Y-o-Y to 18.2 million.
•	Core Business revenue increased by 33% Y-o-Y to RUB 3,403 million ($66.5 million).
•	Core Business Adjusted EBITDA[4] increased by 103% Y-o-Y to RUB 906 million ($17.7 million).
•	Core Business Adjusted EBITDA Margin[2,5] improved by 9 ppt Y-o-Y and reached 26.6%.

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

2 Adjusted EBITDA, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are non-IFRS measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures and their reconciliation from the most directly comparable IFRS financial measures.

3 Average Unique Monthly Visitors (UMV) means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2021 and 2022, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data.

4 Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in this release are our segment measures of profit or loss and, therefore, are not considered non-IFRS financial measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for further information.

5 Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods.

Dmitriy Grigoriev, Chief Executive Officer of Cian PLC, commented: “We are pleased with the growth of the Cian business during the second quarter, especially as we have been operating in unprecedentedly adverse market conditions. Our focus has been on delivering revenue growth in our Core Business while maintaining operating expense discipline.

The Core Business revenue growth was the result of a strong uptick in our listing and lead generation revenue from the Moscow and Moscow region, strong increase in demand for leads from developers following market cooldown, and the successful roll out of price increases in key segments of the market. As our revenue levels are being restored, we resumed our spendings as well.”

Second Quarter and Six Months 2022 Results

Factors affecting year-over-year trends and comparisons

We believe that trends in the real estate market in the first half of 2022 were particularly characterized by the following events: (i) the key interest rate increase to 20.0% in late February 2022 which, in combination with tight subsidized mortgage limits, led to an overall decrease in the demand mortgages and subsequently for primary and secondary real estate; (ii) the gradual decrease of the key interest rate (from 20.0% in late February to 8.0% since late July) by the Central Bank of the Russian Federation (CBR) and recovery in subsidized mortgage programs both by the Government and developers led to a gradual demand recovery from the second half of May.

Second Quarter 2022 Results

Audience

Average UMV (Unique Monthly Visitors) for the three months ended June 30, 2022 decreased by 13% Y-o-Y to 17.3 million. This decline in visitors was mainly driven by the overall decrease in demand for primary and secondary real estate following the key interest rate hike in February 2022. In response to this uncertainty and decreased overall demand for real estate, the Company decreased its marketing expenses to avoid ineffective spending.

Revenue

Revenue for the three months ended June 30, 2022 amounted to RUB 1,905 million compared to RUB 1,372 million for the three months ended June 30, 2021, an increase of RUB 449 million, or 31%. The revenue increase was primarily driven by growth in the Core Business segment.

The following table outlines a breakdown of revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	1,456	1,905	37.2	31%
Core Business, including	1,372	1,781	34.8	30%
Listing revenue	943	1,143	22.3	21%
Lead generation revenue	295	487	9.5	65%
Display advertising revenue	133	144	2.8	8%
Mortgage Marketplace	74	31	0.6	-58%
Valuation and Analytics	9	15	0.3	67%
C2C Rental	1	-	-	-
End-to-End Offerings	-	78	1.5	-

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

Core Business segment revenue

Core Business revenue reached RUB 1,781 million for the three months ended June 30, 2022, an increase of 30% from RUB 1,372 million for the three months ended June 30, 2021. Core Business revenue growth was driven by strong performance across all key revenue streams – listing revenue, lead generation, and display advertising revenue.

Listing revenue (secondary and commercial real estate verticals)

Listing revenue increased by 21% to RUB 1,143 million for the three months ended June 30, 2022 from RUB 943 million for the same period of the prior year.

The following table presents the listing revenue, the number of listings and the average daily revenue per listing for the periods indicated:

	Three months ended (unaudited)
	June 30, 2021	June 30, 2022	Y-o-Y growth
Listing revenue, including (RUB, million)	943	1,143	21%
Moscow and Moscow Region	642	794	24%
Other Russian Regions	301	349	16%

Listings(1), including (million)	2.25	1.86	(17)%
Moscow and Moscow Region	0.32	0.35	9%
Other Russian Regions	1.93	1.51	(22)%

Average daily revenue per listing(2) (RUB)	4.6	6.8	48%
Moscow and Moscow Region	22.0	24.9	13%
Other Russian Regions	1.7	2.5	53%

1 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

2 Average daily revenue per listing is calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period

The growth of the Core Business listing revenue was primarily driven by the following factors:

(i)	re-launch of paid listing services following their temporary suspension from April 2020 due to the COVID-19 pandemic; and
(ii)	listings services price increases, which were implemented as a part of a regular review of listing rates.

In the three months ended June 30, 2022, we had approximately 1.86 million listings on our platform, compared to approximately 2.25 million in the three months ended June 30, 2021. The decrease in the number of listings from the Other Russian Regions was predominantly driven by monetization re-introduction and price increases. Meanwhile, a 10% Y-o-Y growth of content in Moscow and the Moscow region was the important driver of listing revenue growth in this region. Since April, the number of listings has been increasing M-o-M. The Company’s successful “+30% of content for free” campaign also contributed to the growth of listings.

Lead generation and display advertising revenue (primary real estate vertical)

Lead generation revenue increased by 65% to RUB 487 million in the three months ended June 30, 2022 from RUB 295 million in the three months ended June 30, 2021. Display advertising revenue increased by 8% to RUB 144 million for the three months ended June 30, 2022.

Lead generation revenue growth was mainly driven by the increase in the average revenue per lead to developers as a result of more active participation of developers in auctions1, higher investment by developers in value-added services, price increases, and a new tariff roll-out.

Mortgage marketplace segment revenue

Mortgage Marketplace revenue was RUB 31 million for the three months ended June 30, 2022 compared to RUB 74 million for the same period of the prior year, corresponding to a decrease of RUB 43 million or 58%. This decrease was due to the key interest rate hike in late February. This segment grew during the second quarter due to general recovery in the market as a result of the gradual key interest rate decrease and re-introduction of subsidized mortgage programs by the government and developers.

Operating expenses

Total operating expenses decreased by 39% to RUB 1,674 million in the three months ended June 30, 2022 compared with RUB 2,737 million in the three months ended June 30, 2021, primarily driven by a decrease in marketing and employee-related expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	2,737	1,674	32.7	-39%
Marketing expenses	524	349	6.8	-33%
Employee-related expenses, including	1,833	906	17.7	-51%
Wages, salaries and related taxes	567	708	13.8	25%
Share-based payment expense	1,242	178	3.5	-86%
IT expenses	133	126	2.5	-5%
Depreciation and amortization	70	71	1.4	1%
Other operating expenses	177	222	4.3	25%
IPO related expenses	88	-	-	-

Employee-related expenses

Employee-related expenses decreased by 51% to RUB 906 million in the three months ended June 30, 2022 from RUB 1,833 million in the three months ended June 30, 2021. This was mainly due to a decrease in the share-based payment expense, as the previous Phantom Share Program was settled upon the IPO. Wages, salaries, and related taxes and other employee-related expenses were a total of RUB 708 million for the three months ended June 30, 2022 compared to RUB 567 million for the three months ended June 30, 2021. This increase was primarily due to headcount growth and salary growth in line with the market level.

1 Auction – a tool on Cian’s platform that provides customers with an opportunity to place an auction bid to raise the ranking of their listings in search results.

2 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

Wages, salaries and related taxes as a percentage of revenue decreased year-over-year from 38.9% for the second quarter of 2021 to 37.2% for the second quarter of 2022.

Marketing expenses

Marketing expenses decreased to RUB 349 million in the three months ended June 30, 2022 from RUB 524 million in the three months ended June 30, 2021. This decrease was primarily driven by lower spending on online marketing due to the uncertainty on the mortgage market and limited visibility on the broader economic situation.

Marketing expenses as a percentage of revenue decreased to 18.3% in the second quarter of 2022 from 36.0% in the second quarter of 2021.

IT expenses

IT expenses decreased by 5% to RUB 126 million in the three months ended June 30, 2022 from RUB 133 million in the three months ended June 30, 2021. This decrease was primarily driven by positive FX effect, as part of the Company’s hosting expenses are denominated in foreign currency.

Other operating expenses

Other operating expenses increased by 25% to RUB 222 million in the three months ended June 30, 2022 from RUB 177 million in the three months ended June 30, 2021. This was primarily driven by the cost of properties sold as part of our Home Swap service, which totaled RUB 66 million in the second quarter of 2022. Another factor contributing to the increase was growth in capital markets and consulting expenses.

Loss for the period

Loss for the three months ended June 30, 2022 was RUB 433 million compared to a loss of RUB 1,287 million for the three months ended June 30, 2021. The change in loss for the period was driven primarily by the same factors as affecting our Adjusted EBITDA described below as well as a foreign currency exchange loss of RUB 663 related to our USD-denominated cash balances.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the three months ended June 30, 2022 reached RUB 480 million compared to RUB 119 million for the three months ended June 30, 2021. The increase in Adjusted EBITDA was primarily driven by the revenue growth supported by the decrease in operating costs.

Adjusted EBITDA Margin increased by 17.0 ppt to 25.2% for the three months ended June 30, 2022.

Core Business Adjusted EBITDA increased by 106% to RUB 645 million in the three months ended June 30, 2022 from RUB 313 million in the three months ended June 30, 2021. This increase was driven primarily by revenue growth of the Core Business segment, including the growth in listing, lead generation and display advertising revenue that outpaced the growth of Core Business operating expenses.

Core Business Adjusted EBITDA Margin improved by 13.4 ppt reaching 36.2% for the three months ended June 30, 2022.

Mortgage Marketplace Adjusted EBITDA was negative RUB 45 million in the three months ended June 30, 2022 compared to negative RUB 106 million in the three months ended June 30, 2021. The dynamic was primarily driven by a sharp decrease in demand on mortgage (as a result of a hike of CBR key rate) and substantial decrease in marketing spendings due to uncertainty in the mortgage market.

Six Months 2022 Results

Audience

Average UMV (Unique Monthly Visitors) for the six months ended June 30, 2022 was down by 11% Y-o-Y to 18.2 million. The main reasons for that decrease were a high level of uncertainty in the second quarter of 2022 due to the key interest rate increase in February 2022 (please refer to the corresponding section above for a more detailed description).

Revenue

Revenue for the six months ended June 30, 2022 amounted to RUB 3,631 million compared to RUB 2,704 million for the six months ended June 30, 2021, demonstrating an increase of RUB 927 million, or 34%. The revenue growth was mainly driven by growth of the Core Business segment.

The following table sets forth a breakdown of our revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Six months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	2,704	3,631	71.0	34%
Core Business, including	2,563	3,403	66.5	33%
Listing revenue	1,697	2,141	41.9	26%
Lead generation revenue	595	960	18.8	61%
Display advertising revenue	267	290	5.7	9%
Mortgage Marketplace	119	100	2.0	-16%
Valuation and Analytics	21	29	0.6	38%
C2C Rental	1	-	-	-
End-to-End Offerings	-	99	1.9	-

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

Core Business segment revenue

Core Business revenue reached RUB 3,403 million for the six months ended June 30, 2022, increasing by 33% compared to RUB 2,563 million for the six months ended June 30, 2021. Similar to the second quarter, Core Business revenue growth was driven by a positive performance across all key revenue streams.

Core Business revenue in Moscow and the Moscow region for the six months ended June 30, 2022 was RUB 2,516 million, an increase of RUB 620 million, or 33%, compared to RUB 1,896 million for the same period of the prior year. Core Business revenue in other Russian regions for the six months ended June 30, 2022 was RUB 887 million, an increase of RUB 220 million, or 33%, as compared to RUB 667 million for the same period of the prior year.

Listing revenue (secondary and commercial real estate verticals)

Listing revenue increased by 26% to RUB 2,141 million for the six months ended June 30, 2022 from RUB 1,697 million for the same period of the prior year.

The following table presents the listing revenue, the number of listings and the average daily revenue per listing for the periods indicated:

	Six months ended (unaudited)
	June 30, 2021	June 30, 2022	Y-o-Y growth
Listing revenue, including (RUB, million)	1,697	2,141	26%
Moscow and Moscow Region	1,184	1,482	25%
Other Russian Regions	513	659	29%

Listings(1), including (million)	2.14	1.78	(17)%
Moscow and Moscow Region	0.31	0.32	2%
Other Russian Regions	1.83	1.46	(20)%

Average daily revenue per listing(2) (RUB)	4.4	6.6	52%
Moscow and Moscow Region	21.1	25.6	22%
Other Russian Regions	1.5	2.5	67%

1 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

2 Average daily revenue per listing is calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period

The growth of the Сore Business listing revenue was primarily driven by re-launch of paid listing services after the COVID-19 pandemic and listings services price increases.

In the six months ended June 30, 2022, we had approximately 1.78 million listings on our platform, compared to approximately 2.14 million in the six months ended June 30, 2021. The decrease in the number of listings was predominantly driven by monetization re-introduction and price increases. The market has yet to fully recover following the mortgage rate increase in late February-March.

Lead generation and display advertising revenue (primary real estate vertical)

Lead generation revenue increased by 61% to RUB 960 million in the six months ended June 30, 2022 from RUB 595 million in the six months ended June 30, 2021. Display advertising revenue increased by 9% to RUB 290 million for the six months ended June 30, 2022.

Core Business lead generation revenue growth was mainly driven by the increase in the average revenue per lead to developers. Increase in the average revenue per lead to developers resulted from price increases in September 2021, December 2021, and March 2022. Since March 2022, there was increased demand from buyers attempting to invest their savings in property and utilize previously approved mortgages on the back of the key rate increase.

Mortgage marketplace segment revenue

Mortgage Marketplace revenue amounted to RUB 100 million for the six months ended June 30, 2022 compared to RUB 119 million for the same period of the prior year, representing a decrease of RUB 19 million, or 16%, as the demand did not fully recover after the key interest rate increase in late February.

Operating expenses

Total operating expenses decreased by 17% to RUB 3,587 million in the six months ended June 30, 2022 from RUB 4,345 million in the six months ended June 30, 2021, primarily driven by a decrease in marketing and employee-related expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Six months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	4,345	3,587	70.1	-17%
Marketing expenses	1,129	1,040	20.3	-8%
Employee-related expenses, including	2,632	1,790	35.0	-32%
Wages, salaries and related taxes	1,124	1,397	27.3	24%
Share-based payment expense	1,470	353	6.9	-76%
IT expenses	229	262	5.1	14%
Depreciation and amortization	134	139	2.7	4%
Other operating expenses	221	356	7.0	61%
IPO related expenses	88	-	-	-

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

Employee-related expenses

Employee-related expenses decreased by 32% to RUB 1,790 million in the six months ended June 30, 2022 from RUB 2,632 million in the six months ended June 30, 2021. Wages, salaries and related taxes and other employee-related expenses were a total of RUB 1,397 million for the six months ended June 30, 2022 compared to RUB 1,124 million for the six months ended June 30, 2021. This increase was primarily due to headcount growth and salary growth in line with the market level.

Wages, salaries and related taxes as a percentage of revenue decreased year-over-year from 41.6% for the first half of 2021 to 38.5% for the first half of 2022.

Marketing expenses

Marketing expenses decreased to RUB 1,040 million in the six months ended June 30, 2022 from RUB 1,129 million in the six months ended June 30, 2021. This decrease was primarily driven by reduced spending on online advertising, especially in the second quarter of 2022 in response to increased levels of uncertainty. As the key interest rate decrease and audience activity started recovering, the Company increased its marketing activities.

Marketing expenses as a percentage of revenue decreased to 28.6% in the first half of 2022 from 41.8% in the first half of 2021, driven primarily by the increase in revenue and decrease of marketing spendings.

IT expenses

IT expenses increased by 14% to RUB 262 million in the six months ended June 30, 2022 from RUB 229 million in the six months ended June 30, 2021. This increase was primarily driven by an additional rollout of hosting on Yandex (as a backup), expansion of our call tracking as well as currency rate growth in the first quarter of 2022.

Other operating expenses

Other operating expenses increased by 61% to RUB 356 million in the six months ended June 30, 2022 from RUB 221 million in the six months ended June 30, 2021, primarily driven by the costs of properties sold as part of our Home swap service, which totaled RUB 81 million in the first half of 2022; another factor was growth in capital markets and consulting expenses.

Loss for the period

Loss for the six months ended June 30, 2022 was RUB 389 million compared to a loss of RUB 1,670 million for the six months ended June 30, 2021. The change in loss for the period was driven primarily by the same factors as affecting our Adjusted EBITDA described below as well as a foreign currency exchange loss of RUB 478 related to our USD denominated cash balances.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the six months ended June 30, 2022 reached RUB 536 million, compared to RUB 51 million for the six months ended June 30, 2021. The increase in Adjusted EBITDA was primarily driven by the revenue growth partially supported by decrease in operating costs.

Adjusted EBITDA Margin increased by 13 ppt to 14.8% for the six months ended June 30, 2022.

Core Business Adjusted EBITDA increased by 103% to RUB 906 million in the six months ended June 30, 2022 from RUB 446 million in the six months ended June 30, 2021. This increase was driven primarily by revenue growth of the Core Business segment, including the growth in listing, lead generation and display advertising revenue that outpaced the growth of Core Business operating expenses.

Core Business Adjusted EBITDA Margin improved by 9.2 ppt reaching 26.6% for the six months ended June 30, 2022.

Mortgage Marketplace Adjusted EBITDA was negative RUB 104 million in the six months ended June 30, 2022 compared to negative RUB 229 million in the six months ended June 30, 2021. The dynamic was primarily driven by a decrease of more than 40% in operating expenses, outpacing the decrease in revenue (-16% Y-o-Y) in this segment.

Second Quarter and Six Months 2022 Financial Results Conference Call

In light of the existing uncertainty and market volatility, the Company will not be conducting its second quarter and first six months 2022 conference call. Investors, analysts, and media are welcome to send their inquiries to the Company using the contact details provided in this release.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top seven most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for June 2022). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the second quarter of 2022, the Company had 1.9 million listings available through its platform and the monthly audience with an average UMV of over 17 million and enjoyed 31% Y-o-Y growth in revenues. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact on the Russian economy of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and the other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 2, 2022 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Three months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD(1)
Revenue	1,456	1,905	37.2

Operating expenses:
Marketing expenses	(524)	(349)	(6.8)
Employee-related expenses	(1,833)	(906)	(17.7)
IT expenses	(133)	(126)	(2.5)
Depreciation and amortization	(70)	(71)	(1.4)
Other operating expenses	(177)	(222)	(4.3)
Total operating expenses	(2,737)	(1,674)	(33)

Operating (loss) / profit	(1,281)	231	4.5
Finance costs	(15)	(6)	(0.1)
Finance income	4	19	0.4
Foreign currency exchange loss, net	-	(663)	(13.0)
Other income	-	12	0.2
Loss before income tax	(1,292)	(407)	(8.0)
Income tax (expense) / benefit	5	(26)	(0.5)
Loss for the period	(1,287)	(433)	(8.5)
Total comprehensive loss for the period	(1,287)	(433)	(8.5)

Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent	(19.80)	(6.20)	(0.12)

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Six months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD(1)
Revenue	2,704	3,631	71.0

Operating expenses:
Marketing expenses	(1,129)	(1,040)	(20.3)
Employee-related expenses	(2,632)	(1,790)	(35.0)
IT expenses	(229)	(262)	(5.1)
Depreciation and amortization	(134)	(139)	(2.7)
Other operating expenses	(221)	(356)	(7.0)
Total operating expenses	(4,345)	(3,587)	(70)

Operating (loss) / profit	(1,641)	44	0.9
Finance costs	(31)	(10)	(0.2)
Finance income	7	31	0.6
Foreign currency exchange loss, net	(27)	(478)	(9.3)
Other income	-	21	0.4
Loss before income tax	(1,692)	(392)	(7.7)
Income tax benefit	22	3	0.1
Loss for the period	(1,670)	(389)	(7.6)
Total comprehensive loss for the period	(1,670)	(389)	(7.6)

Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent	(26.20)	(5.57)	(0.11)

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

Consolidated Statement of Financial Position (in millions of RUB and USD)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD(1)
	(audited)	(unaudited)	(unaudited)
Assets
Non-current assets
Property and equipment	49	60	1.2
Right-of-use assets	98	75	1.5
Goodwill	785	785	15.3
Intangible assets	1,197	1,133	22.1
Deferred tax assets	226	238	4.7
Other non-current assets	15	12	0.2
Total non-current assets	2,370	2,303	45.0

Current assets
Inventories	108	45	0.9
Advances paid and prepaid expenses	93	91	1.8
Trade and other receivables	408	287	5.6
Prepaid income tax	4	5	0.1
Cash and cash equivalents	2,419	2,586	50.5
Other current assets	198	108	2.1
Total current assets	3,230	3,122	61.0
Total assets	5,600	5,425	106.0

Equity and liabilities
Equity
Share capital	2	2	0.0
Share premium	7,614	7,702	150.6
Equity-settled employee benefits reserves	110	344	6.7
Accumulated losses	(3,854)	(4,212)	(82.3)
Total equity	3,872	3,836	75.0

Liabilities
Non-current liabilities
Lease liabilities	48	28	0.5
Deferred tax liabilities	135	131	2.6
Deferred income	125	122	2.4
Total non-current liabilities	308	281	5.5

Current liabilities
Contract liabilities	425	460	9.0
Trade and other payables	619	435	8.5
Income tax payable	59	1	0.0
Other taxes payable	241	337	6.6
Lease liabilities	43	42	0.8
Deferred income	33	33	0.6
Total current liabilities	1,420	1,308	25.6
Total liabilities	1,728	1,589	31.1
Total liabilities and equity	5,600	5,425	106.0

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

Consolidated Statement of Cash Flows (in millions of RUB and USD)

	Six months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD(1)
	(audited)	(audited)	(unaudited)
Cash flows from operating activities
Loss before income tax	(1,692)	(392)	(7.7)
Adjusted for:
Depreciation and amortization	134	139	2.7
Employee share-based payment expense	1,470	353	6.9
Finance income	(7)	(31)	(0.6)
Finance costs	31	10	0.2
Foreign currency exchange loss, net	27	478	9.3
(Reversal) / Allowance for expected credit losses	1	(11)	(0.2)
Working capital changes:
Decrease / (increase) in trade and other receivables	(57)	125	2.4
Decrease in advances paid and prepaid expenses	16	6	0.1
Decrease / (increase) in other assets	(62)	153	3.0
(Decrease) / increase in trade and other payables	117	(209)	(4.1)
(Decrease) / increase in contract liabilities and deferred income	(9)	17	0.3
Increase in other liabilities	101	95	1.9
Cash generated from operating activities	70	733	9.9
Income tax paid	(18)	(72)	(1.4)
Interest received	5	31	0.6
Interest paid	(30)	(3)	(0.1)
Net cash generated from operating activities	27	689	9.3

Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	(1,651)	-	-
Purchase of property and equipment	(24)	(27)	(0.5)
Purchase of intangible assets	(50)	(34)	(0.7)
Net cash used in investing activities	(1,725)	(61)	(1.2)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	2,265	-	-
Repayment of borrowings	(186)	-	-
Payment of principal portion of lease liabilities	(19)	(21)	(0.4)
Net cash (used in) / generated from financing activities	2,060	(21)	(0.4)

Net increase in cash and cash equivalents	362	607	11.9
Cash and cash equivalents at the beginning of the period	449	2,419	47.3
Effect of exchange rate changes on cash and cash equivalents	(1)	(450)	(8.8)
Reversal of allowance for expected credit losses	—	10	0.2
Cash and cash equivalents at the end of the period	810	2,586	50.5

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

Non-IFRS Financial Measures and Supplemental Financial Information

Use of Non-IFRS Financial Measures

We use Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin as non-IFRS financial measure in assessing our operating performance and in our financial communications.

Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are financial measures that are not calculated in accordance with IFRS. These non-IFRS financial measures should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin have limitations as analytical tools. Some of these limitations are:

•	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	they do not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•	they do not reflect income tax payments that reduce cash available to us;

•	they do not reflect share-based compensation expenses and, therefore, do not include all of our employee-related expenses; and

•	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

The tables below provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Reconciliation of Adjusted EBITDA from Loss for the period, the most directly comparable IFRS financial measure (in millions of RUB and USD)

	Three months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD(1)
Loss for the period	(1,287)	(433)	(8.5)
Income tax expense	(5)	26	0.5
Loss before income tax	(1,292)	(407)	(8.0)
Depreciation and amortization	70	71	1.4
Finance expenses, net(2)	11	(13)	(0.3)
Foreign currency exchange loss, net	-	663	13.0
Share-based payment expenses	1,242	178	3.5
IPO-related costs	88	-	-
Income from the depositary	-	(12)	(0.2)
Adjusted EBITDA(3)	119	480	9.4
Adjusted EBITDA Margin(4)	8.2%	25.2%	25.2%

	Six months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD(1)
Loss for the period	(1,670)	(389)	(7.6)
Income tax expense	(22)	(3)	(0.1)
Loss before income tax	(1,692)	(392)	(7.7)
Depreciation and amortization	134	139	2.7
Finance expenses, net(2)	24	(21)	(0.4)
Foreign currency exchange loss, net	27	478	9.3
Share-based payment expenses	1,470	353	6.9
IPO-related costs	88	-	-
Income from the depositary	-	(21)	(0.4)
Adjusted EBITDA(3)	51	536	10.5
Adjusted EBITDA Margin(4)	1.9%	14.8%	14.8%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

2 Comprises finance costs and finance income for the respective periods

3 Defined as profit / (loss) for the period adjusted to exclude income tax (benefit) / expense, finance costs, finance income, foreign currency exchange loss / (gain), net, depreciation and amortization, share-based payments under equity-based incentive program consisting of phantom share options and restricted share units, IPO-related costs and income from the depository

4 Defined as Adjusted EBITDA divided by revenue for the respective periods

Segment Data and Reconciliation to Adjusted EBITDA (in millions of RUB and USD)

	Three months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD(1)
Adjusted EBITDA(2)	119	480	9.4
Core Business Adjusted EBITDA	313	645	12.6
Core Business Adjusted EBITDA for Moscow and the Moscow region(3)	613	873	17.1
Core Business Adjusted EBITDA for Other regions(4)	(300)	(228)	(4.5)
Mortgage Marketplace Adjusted EBITDA	(106)	(45)	(0.9)
Valuation and Analytics Adjusted EBITDA	(17)	(11)	(0.2)
C2C Rental Adjusted EBITDA	(33)	-	-
End-to-End Offerings Adjusted EBITDA	(38)	(109)	(2.1)
Core Business EBITDA margin	22.8%	36.2%	36.2%

	Six months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD(1)
Adjusted EBITDA(2)	51	536	10.5
Core Business Adjusted EBITDA	446	906	17.7
Core Business Adjusted EBITDA for Moscow and the Moscow region(3)	1,087	1,567	30.6
Core Business Adjusted EBITDA for Other regions(4)	(641)	(661)	(12.9)
Mortgage Marketplace Adjusted EBITDA	(229)	(104)	(2.0)
Valuation and Analytics Adjusted EBITDA	(34)	(19)	(0.4)
C2C Rental Adjusted EBITDA	(68)	(5)	(0.1)
End-to-End Offerings Adjusted EBITDA	(64)	(242)	(4.7)
Core Business EBITDA margin	17.4%	26.6%	26.6%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1.00)

2 Starting from the first quarter of 2022 the Group changed its management reporting to be more convergent with IFRS. The following differences were eliminated: (1) Reclassification of lease related amortization and interest – for the purposes of CODM’s assessment of operating performance, rental expenses were previously considered operating expenses included in Adjusted EBITDA rather than depreciation and interest expense; thus, IFRS 16 ‘Leases’ was not applied for the purpose of management reporting; (2) Reclassification of operating expense related to software licenses to amortization – for the purposes of CODM’s assessment of operating performance, expenses related to software licenses were considered operating expenses included in Adjusted EBITDA rather than amortization of intangible assets. The corresponding information for the three and six months ended June 30, 2021 has been restated accordingly.

3 For the purpose of calculating Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions: (i) revenues are attributed to the relevant region based primarily on the location of the relevant property listed; and (ii) costs are directly attributed to the relevant region with respect to which they were incurred, when possible. Due to the integrated structure of our business, certain costs may benefit all our regions. These costs primarily include certain headcount-related expenses, certain marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses, such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to Moscow and the Moscow region and Other regions based on the estimated benefit each region receives from such expenses, using specific allocation drivers representing this benefit

4 Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods.

Other Historical Operational Data

	Average UMV (1) (in millions)		Listings (2) (in millions)	Listings Moscow and the Moscow region	Listings Other regions	Leads to developers (3) (in thousands)
March 31, 2019	12.7		1.98	0.38	1.60	48.0
June 30, 2019	12.6		1.98	0.39	1.59	41.5
September 30, 2019	14.0		1.92	0.37	1.55	45.8
December 31, 2019	14.1		1.78	0.35	1.43	44.3
March 31, 2020	15.5		1.74	0.32	1.42	54.0
June 30, 2020	14.9		2.30	0.46	1.83	49.9
September 30, 2020	18.0		2.38	0.37	2.01	75.1
December 31, 2020	17.6		2.14	0.32	1.82	65.8
March 31, 2021	21.2	(4)	2.04	0.30	1.74	60.2
June 30, 2021	19.9	(4)	2.25	0.32	1.93	53.2
September 30, 2021	20.5	(4)	1.90	0.31	1.59	57.3
December 31, 2021	20.3	(4)	1.78	0.29	1.49	58.6
March 31, 2022	19.2		1.70	0.28	1.42	62.2
June 30, 2022	17.3		1.86	0.35	1.51	43.7

1 Average Unique Monthly Visitors (UMV) means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019 and their respective interim periods, Average UMV is calculated based on Google Analytical data; for 2021 and 2022, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data

2 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

3 Leads to developers means the number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period

4 In the first quarter of 2022 we made a decision to change the methodology of average UMV calculation. As of March 31, 2022, it includes UMV of N1 that was not included previously. Quarterly historical numbers for 2021 have been recalculated retrospectively for comparability with the new methodology and differ from the data for the same periods published earlier in the Company’s Form 6-Ks filed with the SEC on April 5, 2022 and November 24, 2021.